UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

WORLD ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

981419 10 4

(CUSIP Number)

Thomas W. Smith

2200 Butts Road, Suite 320

Boca Raton, FL 33431

(561) 314-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,742,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,742,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,358
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,225,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,225,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,000
	8	SHARED VOTING POWER 141,213
	9	SOLE DISPOSITIVE POWER 510,000
	10	SHARED DISPOSITIVE POWER 141,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,788
	8	SHARED VOTING POWER 57,263
	9	SOLE DISPOSITIVE POWER 31,788
	10	SHARED DISPOSITIVE POWER 93,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,051
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 5 (the “Amendment”) to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2011, as amended by Amendment No. 1 filed with the SEC on January 5, 2012 by Prescott General Partners LLC (“PGP”), Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 2 filed with the SEC on December 14, 2012 by PGP, Prescott Associates, Idoya Partners L.P., Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 3 filed with the SEC on December 20, 2012 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, and Amendment No. 4 filed with the SEC on May 10, 2013 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 1,742,358 shares of Common Stock held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 651,213 and 95,051 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) the Prescott Investors Profit Sharing Trust, an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith, (iii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (iv) the Thomas W. Smith 2013 Revocable Trust, a revocable trust established by Mr. Smith for the benefit of his family and for which he acts as trustee. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts”. In addition, Mr. Vassalluzzo owns 30,000 shares of Common Stock for his own account (the “Personal Shares”). The 2,431,359 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Mr. Vassalluzzo acquired the Personal Shares for investment purposes.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) Based on information included in the Form 10-Q filed by the Issuer on August 6, 2014, which disclosed that 9,575,547 shares of Common Stock were outstanding as of August 1, 2014, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 1,742,358 shares (18.2%); Prescott Associates – 1,225,987 shares (12.8%); Mr. Smith –651,213 shares (6.8%); and Mr. Vassalluzzo – 125,051 shares (1.3%).

(b) PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,742,358 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,225,987 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 510,000 and 31,788 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 141,213 and 57,263 shares, respectively, and to share the power to dispose or to direct the disposition of 141,213 and 93,263 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c) During the past 60 days, the Reporting Persons effected no transactions involving shares of Common Stock, except for the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share
10/31/2014	Acquisition[1]	PGP and Idoya Partners L.P.	13,104	$71.4778
10/31/2014	Acquisition[2]	PGP and Prescott Associates L.P.	33,880	$71.4778
10/31/2014	Acquisition[3]	PGP and Prescott International Partners L.P.	1,246	$71.4778
10/31/2014	Acquisition[4]	Mr. Smith, Mr. Vassalluzzo and Prescott Investors Profit Sharing Trust	1,594	$71.4778

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share
11/3/2014	Acquisition[1]	PGP and Idoya Partners L.P.	15,174	$71.4377
11/3/2014	Acquisition[2]	PGP and Prescott Associates L.P.	39,232	$71.4377
11/3/2014	Acquisition[3]	PGP and Prescott International Partners L.P.	1,442	$71.4377
11/3/2014	Acquisition[4]	Mr. Smith, Mr. Vassalluzzo and Prescott Investors Profit Sharing Trust	1,846	$71.4377

11/4/2014	Acquisition[1]	PGP and Idoya Partners L.P.	5,802	$72.0809
11/4/2014	Acquisition[2]	PGP and Prescott Associates L.P.	15,002	$72.0809
11/4/2014	Acquisition[3]	PGP and Prescott International Partners L.P.	552	$72.0809
11/4/2014	Acquisition[4]	Mr. Smith, Mr. Vassalluzzo and Prescott Investors Profit Sharing Trust	706	$72.0809

 __________________

(1) Represents an open-market acquisition directly by Idoya Partners L.P. and indirectly by PGP, as general partner of Idoya Partners, L.P.

(2) Represents an open-market acquisition directly by Prescott Associates, L.P. and indirectly by PGP, as general partner of Prescott Associates, L.P.

(3) Represents an open-market acquisition directly by Prescott International Partners L.P. and indirectly by PGP, as general partner of Prescott International Partners L.P.

(4) Represents an open-market acquisition directly by the Prescott Investors Profit Sharing Trust and indirectly by Messrs. Smith and Vassalluzzo, as trustees of the Prescott Investors Profit Sharing Trust.

Item 7.          Material to Be Filed as Exhibits

1.          Agreement relating to the joint filing of statement on Schedule 13D dated November 4, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2014

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith
/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated November 4, 2014, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date: November 4, 2014

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith
/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo